[ANDREWS KURTH LLP LETTERHEAD]

September 28, 2005

BY FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, D.C. 20549-7010
Attn: H. Roger Schwall

  Re:
  Basic Energy Services, Inc.
  Registration Statement on Form S-1
  File No. 333-127517

Dear Mr. Schwall:

        Set forth below are the responses of Basic Energy Services, Inc., a Delaware corporation (the "Company"), to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission by letter dated September 9, 2005, with respect to the Company's Registration Statement on Form S-1 (File No. 333-127517) (the "Registration Statement"). Where applicable, the Company's responses indicate the additions, deletions or revisions it included in Amendment No. 1 to the Registration Statement ("Amendment No. 1"). For your convenience, the responses are prefaced by the exact text of the Staff's corresponding comment in italicized text. The references to page numbers in the responses to the Staff's comments correspond to the pages in Amendment No. 1 that the Company is filing today via EDGAR.

Form S-1

General

1.
Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

  Response:    The Company has made corresponding changes to all affected disclosure throughout the Form S-1.

2.
We will need time to review all new disclosure, including any additional proposed artwork or graphics, prior to completing our examination. Similarly, we will need time to review all omitted exhibits, including the opinion of counsel. To expedite the review process, please provide all this information and all these documents promptly. We may have additional comments.

  Response:    The Company has previously included all artwork and graphics. The Company is including additional exhibits with this filing.

3.
Please provide the estimated per share price range of the offering or advise us of the proposed price range. You will need to include a definitive price range prior to effectiveness.

  Response:    The Company currently expects to have a per share price range of $18.00 to $20.00, with a midpoint of $19.00. The Company may change this range and will complete omitted information in an amendment prior to printing preliminary prospectuses. The Company plans to issue shares with an initial offering price of $100 million and the selling stockholders will sell a number of shares equal to the remaining $150 million plus any shares sold as part of the over-allotment option. The Company will include this share information and complete certain stock-based compensation information on page 37 of Amendment No. 1 at the same time it includes the estimated per share range.

4.
Provide current and updated disclosure with each amendment. For example, update the status of your pending application with the New York Stock Exchange. Also, provide updated accountants' consents with each amendment.

  Response:    The Company has received a clearance letter from the NYSE regarding meeting their listing standards. The Company is in the process of submitting all additional materials required in connection with the listing application in order to receive approval, subject to official notice of issuance of the common stock.

  The Company will provide updated accountants' consents with each amendment.

Cautionary Note Regarding Industry and Market Data, page i

5.
You are responsible for the accuracy and completeness of all disclosure that appears in your filings with the Commission. If you retain the references to your sources, move this information so that it does not precede the summary and risk factor sections, and revise it to eliminate any suggestion that the disclosure that appears in your document may be unreliable or another party's responsibility. Also make clear that you believe all disclosure that appears in your document is accurate and reliable.

  Response:    The Company has moved the noted disclosure so that the references to its sources do not precede the summary and risk factor sections. The Company has also revised this information so that it eliminates any suggestion that the disclosure that appears in the Form S-1 may be unreliable or another party's responsibility. The Company has made clear that it believes all disclosure that appears in the Form S-1 is accurate and reliable. Please read page 20 of Amendment No. 1.

Prospectus Summary, page 1

6.
Revise to provide a concise and balanced summary of the material information you disclose elsewhere. For example, ensure that you balance the positive aspects of your business with a discussion of the risks and limitations that could harm your business or inhibit your strategic plans.

  Response:    The Company has revised the disclosure on page 1 to balance the discussion of the effects of both increases and decreases in capital spending. The Company has also presented on page 1 the lower utilization rate in 2002 compared to the most recent utilization rate of 87% for the first six months of 2005. In addition, the Company has provided a cross-reference to Risk Factors in connection with the Company's strategies. Please read pages 1 and 5 of Amendment No. 1.

7.
In the summary and elsewhere, you make the following and similar subjective claims:

•
You have a market "leadership" position;

•
your rig fleet is "among the most modern" in the industry;

•
your operations are located in the "most attractive" U.S. well services markets;

•
you enjoy a "competitive advantage" (page 61);

•
you provide "among the largest" well site construction services (page 65);

•
you enjoy "brand recognition" and a "leadership position" in your core operating areas; and

•
you have been a "leading consolidator" in the domestic land-based well services industry.

  Where practicable, replace such language with quantifiable data based on objective sources. Define in context subjective terms, including what it means to be a "leader" in each case. Unless you can provide us with objective support for these types of claims, please revise accordingly.

  Response:    The Company has revised the prospectus in Amendment No. 1 to restate the claims noted above relating to "among the most modern," "competitive advantage" and "among the largest" to eliminate the subjective claims with more objective support. See pages 3, 51, 58 and 62 of Amendment No. 1.

  The Company believes the following subjective terms are supported by the following quantifiable data based on objective sources. These include:

          A.    The Company's market "leadership" position is supported by the survey by the American Oil and Gas Reporter in June 2005, which showed the Company's total market share to be 11%, compared to 30% and 19% for its two larger competitors, and 5% for its next largest competitor. Reference to the market shares of its two larger competitors has been added to page 1 of Amendment No. 1. Support for specific market share in the Company's core operating areas noted below is derived from the same independent source.

          B.    The Company's operations being located in the "most attractive" U.S. well servicing markets has been revised to state the "most active." According to a report in World Oil Magazine's February 2005 edition that is compiled from state regulatory sources, at year end 2004, the Company's markets comprised approximately 60% of the existing continental U.S. active oil and gas wells. According to the Energy Information Administration's April 2005 report, at year end 2004, the Company's markets comprised approximately 61% of oil production and 85% of gas production in the continental U.S. See pages 3 and 51 of Amendment No. 1.

          C.    The Company's "leadership position" in its core operating areas is supported by the survey by the American Oil and Gas Reporter in June 2005, which showed the Company's market share to be (1) first (of 14 companies) in North Texas with 33%, (2) second in South Texas with 22% (7 companies) and in the Ark-La-Tex region at 10% (18 companies), (3) third in the Permian Basin with 21% (10 companies), the Southern Rocky Mountains with 8% (11 companies) and in the Mid-Continent with 7% (24 companies) and (4) fourth in the Northern Rocky Mountains with 6% (18 companies).

  The Company believes it accurate to state that a leadership position and broad geographic presence in the most active drilling and production markets by their nature create "brand recognition" with its customers in existing operating areas that allows it to expand its market share when it enter new operating areas.

          D.    The Company's status as a "leading consolidator" in the domestic land-based well services industry is supported by its acquisitions in its well servicing business. As stated on page 28 of the prospectus in Amendment No. 1, its weighted average number of well servicing rigs has increased from 126 in 2001 to 303 in the second quarter of 2005. Its increase in the number of well servicing rigs during this period is larger than the entire fleet of its next largest competitor (with 124 active well servicing rigs as of June 2005). The Company is also not aware of any significant acquisitions during this period by either of its two larger competitors that has expanded their fleets by an equal number of well servicing rigs.

  The Company will supplementally provide the Staff with copies of the foregoing sources for the various statistics and data used in the "Prospectus Summary" section and elsewhere in Amendment No. 1. The Company notes that all sources are available to the public and that none of the sources were prepared especially for the Company.

8.
Also ensure that your disclosure is balanced, as the prior comment noted. For example, if you rank a distant third behind your two largest competitors in terms of market share, ensure that this point is not omitted. And explain your basis for the assertion at page 3 that only 62% of your competitors' rig fleets is active and available.

  Response:    The Company has revised the disclosure on page 1 to describe the approximate market share of its two largest competitors. Please read page 1 of Amendment No. 1.

  The Company's basis for the assertion that only 62% of its competitors' rig fleets are active and available is information available to the public on the competitors' websites or filings with the SEC. The Company will supplementally provide copies of this information to the Staff.

Risk Factors, page 11

9.
Revise or delete the second and third italicized sentences to eliminate the suggestion that you have not included all material risks.

  Response:    The Company has revised the disclosure under the caption "Risk Factors" to eliminate this information. Please read page 10 of Amendment No. 1.

10.
All risk factors should be no longer than one or two short paragraphs. Identify the risk, include a cross-reference to more detailed disclosure elsewhere if appropriate, and eliminate all excess detail. Many of your risk factors are too detailed, for example "Our indebtedness could restrict our operations…" Where you discuss multiple risks under one caption, break the discussion into separate factors and include appropriate captions for each.

  Response:    The Company has revised the disclosure under the caption "Risk Factors" to:

          (1)   reduce the detail of the Risk Factor "Our indebtedness could restrict our operations…," while highlighting the specific risks associated with its indebtedness. Please read page 14 of Amendment No. 1; and

          (2)   add cross-references in certain Risk Factors such as "Our credit facility imposes restrictions on us…" Please read page 15 of Amendment No. 1.

          Other than the Risk Factor addressed in Comment 14 below pursuant to which the Staff has requested additional disclosure, the Risk Factors are generally limited to one or two short paragraphs. In accordance with Plain English guidelines, the Company has also included bullet point formats to make the detail of the specific disclosures more clear.

11.
In a number of places in the risk factor section you use phrases such as "materially and adversely affect" or "negatively affect." In each case, concisely identify the specific adverse effects. Also, rather than indicating that you give "no assurance of" or "cannot predict" a particular outcome, revise to state the risk plainly and directly.

  Response:    The Company has reviewed the risk factors and believe the phrases "adversely" affect or impact identify or qualify the specific effects, including whether the effects relate to financial condition, results of operations, operations generally, or other stockholders. It has revised the risk factors to state other risk factors more plainly and directly rather than giving "no assurance of" or "cannot predict." Please read pages 10 and 13 of Amendment No. 1.

12.
Eliminate language that tends to mitigate the risk you discuss. Examples include clauses that begin "although" or "while," the first two sentences in the third paragraph under "Our auditors have previously identified," the third and fourth sentences under "Our success depends on key members" and the first sentence on page 15. Instead, focus on the underlying risk and the harm that could result. You may provide other details later in your document.

  Response:    The Company has reviewed all risk factors for language that tends to mitigate the risks discussed. It has attempted to ensure each risk factor focuses on the underlying risk and the harm that could result.

  The Company believes the first two sentences in the third paragraph under "Our auditors have previously identified…" are factual statements of its responses to the previously identified weaknesses, not a mitigation of risk. The Company believes this information is necessary for the reader to understand the current risk, and that the information is also necessary and responsive to Comment 14. Please read page 11 of Amendment No. 1.

  The Company has deleted the fourth sentence under "Our success depends on key members…" The Company believes the third sentence under this risk factor is required to identify the risk notwithstanding the existence of employment agreements that an investor may otherwise mistake as limiting risk. Similarly, the Company believes the clauses beginning with "although" in the risk factors "Our industry has experienced a high rate of employee turnover…" and "We are subject to federal, state and local regulation…" are also factual contexts required to identify a risk notwithstanding the existence of facts that an investor may otherwise mistake as limiting or mitigating risk. After the change in response to Comment 11 on page 10 of Amendment No. 1, there are no remaining clauses in risk factors beginning with "while."

13.
We note that one of your selling stockholders owns a majority of the shares of your outstanding common stock and is also an affiliate of Credit Suisse First Boston, one of the underwriters of this offering. Advise us of the consideration given to adding a risk factor addressing possible conflicts of interest that may arise from this affiliation. For example, an affiliate of an underwriter participating in this offering may receive a portion of the net proceeds of this offering or may receive payments in connection with transactions related to this offering. Also, in this risk factor, please identify Goldman, Sachs & Co. as your qualified independent underwriter.

  Response:    A new risk factor has been added to the prospectus. Please see page 16 of Amendment No. 1.

Our auditors have previously identified material weaknesses...., page 12

14.
Disclose in greater detail the nature of the material weaknesses identified in your disclosure. Expand your disclosures addressing what specific steps the company has taken, if any, to remediate each weakness and disclose whether the company believes that the material weakness still exists at the end of the latest period covered in your filing. If practicable, disclose a time frame for when you expect the material weaknesses to be fully remedied.

  Response:    The Company has added greater detail on the material weaknesses identified in its disclosure. The third paragraph under this risk factor has expanded disclosure addressing the specific steps the Company has taken to remediate these weaknesses (without excessive detail as requested by the Staff in Comment 10 above). The Company has added disclosure regarding its belief regarding the remediation of the weaknesses and whether the material weaknesses still exist. Please see page 11 of Amendment No. 1.

Risks Related to this Offering, page 17

15.
Advise us of the consideration given to including a risk factor explaining that a majority of the proceeds from this offering will be used to repay debt and therefore you do not expect to have proceeds to expand or invest in your business.

  Response:    The Company expects to have full availability under its borrowing capacity for its revolving credit facility after giving effect to this offering. In addition, the Company intends to use a portion of the proceeds of this offering ($70 million) to repay a portion of the term loan under its credit facility. The Company expects its reduced leverage will allow it to expand or renegotiate its existing facilities, or to allow it to enter into a new expanded credit facility. It also expects to have additional cash proceeds from this offering and currently have positive operating cash flows to expand or invest in its business. Accordingly, the Company does not believe the risk suggested is a material risk related to this offering.

Use of Proceeds, page 23

16.
Disclose in necessary detail how you intend to use the "remainder" and quantify the amount the remainder represents. The reference to "general corporate purposes" is too vague. Use tabular disclosure if it would assist in the presentation of the intended uses.

  Response:    The Company has revised the disclosure under the caption "Use of Proceeds" to quantify the remainder of the proceeds of the offering after it repay a portion of the term loan under its credit facility and use proceeds for an additional specified use. The Company does not have any other identified purposes other than working capital and "general corporate purposes" that may provide more specificity at this time, other than potential use in future acquisitions based on the Company's historical uses of cash. Please read page 21 of Amendment No. 1.

17.
We note you indicate that your offering, in part, may be used for general corporate purposes, which may include cash payments made in connection with acquisitions. Please clarify whether you are referring to pending acquisitions or previously acquired businesses. In the case of the former, please describe the significance and general terms of the business to be acquired.

  Response:    The Company has revised this language to clarify that the Company is referring to future acquisitions, and not to either pending or previously acquired businesses. See page 21 of Amendment No. 1.

Selected Historical Financial Data, page 27

18.
It is unclear whether or not your non-GAAP financial measure, Adjusted EBITDA, also presented elsewhere in your filing, is a performance measure that excludes recurring charges or is a liquidity measure which excludes charges or liabilities which may be settled in cash. Accordingly it appears that you need to remove your disclosure of this measure. Refer to Item 10(e)1.ii.(A)-(B) of Regulation S-K and Question 8 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures located at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm).

  Response:    The Company has revised the use to reflect EBITDA only as a performance measure. See pages 7, 8, 9, 25 and 26 of Amendment No. 1.

Management's Discussion and Analysis…, page 30

Management's Overview, page 30

19.
Consider revising your overview to identify the material opportunities, challenges and risks on which management is most focused, both on a short and long-term basis. Please refer to FRC 501.12 and Release No. 34-48960 for additional guidance.

  Response:    The Company has added a paragraph identifying the metrics described in the "—Segment Overview" on which management is most focused. The Company believes the other information in the Management's Overview, including the third and fourth paragraphs, identify the material opportunities, challenges and risks on which management is most focused. Please read page 28 of Amendment No. 1.

20.
We note your use of operating margin metrics and ratios both under your Operating Data caption on page 10, and Segment Overview caption beginning on 32. Expand your disclosure to explain how you calculated the operating margin and how it differs from operating income. Compare and contrast these measures with the most directly comparable GAAP measure and provide all the disclosures necessary under Item 10(c) of Regulation S-K.

  Response:    The Company has revised the tables to indicate that they refer to direct margins, which do not include DD&A, and the manner in which this operating information is calculated. Please read pages 28 and 30-34 of Amendment No. 1.

Liquidity and Capital Resources, page 47

Table of Contractual Obligations, page 48

21.
We note you have several employment agreements with various officers and directors although it is unclear whether you have included these obligations in your tabular presentation. Please tell us in what line caption you have presented these obligations in your table or modify your table to include these obligations.

  Response:    The Company does not believe Item 303 of Regulation S-K requires the presentation of any obligations under the employment agreements with various officers and directors, as the requirements of the table under Item 303(a)(5) only require "Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet Under GAAP".

Other Debt, page 50

22.
Revise to quantify the aggregate amount of this debt, if material.

  Response:    The Company has revised the disclosure to quantify these capital lease obligations. As of December 31, 2004, the Company's notes payable outstanding (excluding notes payable under its 2004 Credit Facility) were not material. Please read page 47 of Amendment No. 1.

Business, page 53

Legal Proceedings, page 69

23.
Quantify the damages sought in the litigation brought by David Hudson, Jr. et al.

  Response:    The plaintiff has not specified any amount of damages sought in connection with this litigation. Accordingly, the Company cannot quantify the damages sought.

Management, page 70

24.
Revise the biographical sketches as necessary to eliminate any gaps or ambiguities regarding time in the five year periods. Examples include the sketches you provide for Messrs. Webster, Krenek, Chiles, Fulton and Wommack.

  Response:    The Company has revised the disclosure under the caption "Management" to eliminate any material gaps or any ambiguity regarding time in the biographical sketches for the most recent five-year periods. Any remaining gaps of a few months relate to periods between employment. The Company does not believe that a description of these interim periods is customary or material to an investor. Please read pages 68-71 of Amendment No. 1.

Employment Agreements, page 79

25.
Explain why Mr. Huseman received a bonus of $500,000 in 2004, when his new employment agreement appears to contemplate a limit of $325,000 for the bonus, and the prior agreement had a lower ceiling.

  Response:    Mr. Huseman's bonus in 2004 was unanimously approved by the Company's Board of Directors, including independent directors. Notwithstanding the contractual limitation on the annual bonus to be paid Mr. Huseman, in 2004 the Board of Directors approved the payment of $300,000 under the terms of the employment agreement in recognition of the Company's performance against expectations and designated an additional $200,000 payment as a special, non-recurring bonus in recognition of the substantial growth achieved during the year, including the closing of two significant acquisitions that opened new markets for the Company.

Certain Relationships and Related Party Transactions, page 81

26.
Add a risk factor addressing the potential conflict of interest that may arise due to Mr. Steven Webster's responsibilities to Avista and his duties as Chairman of your Board of Directors, or explain why you believe this is unnecessary.

  Response:    The Company has revised the disclosure under the caption "Risk Factors" to include a risk factor addressing the potential conflict of interest that may arise due to Mr. Webster's responsibilities to Avista and his duties as Chairman of the Company's board of directors. Please read page 15 of Amendment No. 1.

27.
Disclose whether the transactions you list were on terms at least as favorable to you as could have been obtained from unaffiliated third parties as a result of arm's length negotiations. Also explain going forward how you intend to address those transactions involving potential conflicts of interest, including those with Mr. Webster.

  Response:    The Company has added the disclosure as requested. Please read page 81 of Amendment No. 1. The Company believes that these transactions with affiliates of Credit Suisse First Boston/DLJ Merchant Banking were on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties as a result of arm's-length negotiations and were approved by members of the Company's board of directors independent of persons with whom the transactions were consummated.

  Going forward, the Company also expects to address transactions involving potential conflicts of interest like any other corporation by having such transactions approved by the disinterested members of the Company's board of directors.

Principal and Selling Stockholders, page 82

28.
Please disclose the natural persons who exercise voting control or are able to dispose of the securities to be offered for resale. For example, you do not list a natural person for the shares held by First Reserve Fund VIII, L.P. See Exchange Act Rule 13d-3; Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations; and interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

  Response:    The Company has revised the disclosure under the caption "Principal Stockholders" to disclose the natural persons who exercise voting control or are able to dispose of the securities to be offered for resale in each case where such person exists. Please read pages 82-83 of Amendment No. 1.

29.
Advise us whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If a registered broker-dealer, identify the selling shareholder as an underwriter unless the securities you are registering on its behalf compensated the shareholder for investment banking services. If any selling shareholder is an affiliate of a registered broker-dealer, confirm to us that the shareholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Otherwise, identify the selling shareholder as an underwriter. We may have additional comments.

  Response:    DLJ Merchant Banking Partners III, L.P. and affiliated funds are affiliates of Credit Suisse First Boston, LLC, a registered broker-dealer. These shareholders purchased the securities being registered by the Company on their behalf in the ordinary course of business. At the time of the purchase of the securities to be resold, these shareholders had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Description of Capital Stock, page 85

30.
Revise to describe in the prospectus the transactions in which the selling shareholders received the warrants and shares of your common stock. See Item 507 of Regulation S-K. Also reconcile the selling shareholder table with the disclosure in Item 15.

  Response:    The Company has revised the prospectus under "Certain Relationships and Related Party Transactions—Summary of Certain Equity Issuances" to describe the transactions in which affiliates and other selling stockholders have received its outstanding warrants and shares of common stock. The Company has limited this disclosure to transactions during the past three years as required for Item 15 of Form S-1 as well as material relationships of selling security holders pursuant to Item 507 of Regulation S-K. See page 80 of Amendment No. 1.

  With respect to other selling stockholders, the Company advises you that Southwest Royalties, Inc. formed the Company as a wholly owned subsidiary in 1992. Southwest Royalties Holdings, Inc. ("SRH") acquired the Company in 1997 in a reorganization of Southwest Royalties, Inc. Fortress Holdings, LLC acquired the Company's stock from SRH as successor in interest in connection with the liquidation of SRH in April 2005. In May 1995, Southwest Partners II, L.P. conducted an offering of limited partner interests to raise up to $10 million, the net proceeds of which were used to purchase shares of the Company's common stock. In March 1997, Southwest Partners III, L.P. conducted an offering of limited partner interests to raise up to $10 million, the net proceeds of which were used to purchase shares of the Company's common stock.

Underwriting, page 95

31.
Rather than referring to "among" the factors to be considered, identify all material factors that will be used to determine the initial public offering price.

  Response:    The Company has revised the disclosure under the caption "Underwriting" to identify all material factors that will be considered in determining the initial public offering price. Please see page 99 of Amendment No. 1.

32.
Please clarify whether your underwriters will engage in an electronic offer, sale or distribution of the shares. If so, please describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing. Consult Release Nos. 33-7233 and 33-7289 for guidance.

  Also, in your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, address:

  •
  the communications used;

  •
  the availability of the preliminary prospectus;

  •
  the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers;

  •
  how offers and final confirmations will be made; and

  •
  the funding of an account and payment of the purchase price.

  We may comment further.

  Response:    The Company has been informed by Goldman, Sachs & Co. and UBS Securities LLC that they or their affiliates may engage in the electronic offer, sale or distribution of the shares and that any such activities will be conducted in accordance with procedures previously reviewed by the Staff.

  If the Company becomes aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after the date of this letter, it will promptly supplement this response to identify those members and either provide a description of their procedures or confirm that their procedures have been previously reviewed with the Staff.

  The prospectus has been revised to provide that the representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders and that Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. Please see page 102 of Amendment No. 1.

33.
Please clarify whether a prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. If so, identify the underwriters and the websites. If agreements exist outlining these arrangements, provide us a copy of such agreements and describe their material terms. Provide us with copies of all information concerning your company or prospectus that has appeared or will appear on their websites. If you subsequently enter into any arrangements with a third party to host or access your preliminary prospectus on the Internet, promptly supplement your response. We may comment further.

  Response:    The Company has been informed by Credit Suisse First Boston LLC and UBS Securities LLC that they or their affiliates may make available the prospectus in electronic format on the websites maintained by such underwriters or affiliates and that they may distribute the prospectus electronically. Any such activities will be conducted in accordance with procedures previously reviewed by the Staff.

  In order to help alleviate concerns that may be raised by any possible online distribution or posting of the preliminary prospectus, the representatives of the underwriters have indicated to the Company that they will include the following language in a communication to potential syndicate members:

  "Online distribution of common stock of Basic Energy Services, Inc. may only be made pursuant to procedures for such distributions previously reviewed with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (1) you are not making an online distribution or (2) you are following procedures for online distribution previously reviewed with the Securities and Exchange Commission."

  The prospectus has been revised to provide that one or more of the underwriters or selling group members, if any, participating in the offering may make available the prospectus in electronic format on the websites maintained by such underwriters or selling group members and may distribute the prospectus electronically. Please see page 102 of Amendment No. 1.

  The Company has no arrangements with any third parties to host or access the preliminary prospectus on the Internet. The Company has been informed by Goldman, Sachs & Co., Credit Suisse First Boston LLC, Lehman Brothers Inc. and UBS Securities LLC that they have contracted with Yahoo! NetRoadshow (www.netroadshow.com, a password-protected site) to conduct an Internet roadshow, but the purpose of these arrangements are not specifically to host or access the preliminary prospectus on the Internet. The primary purpose of the Internet roadshow is to provide access to the roadshow to institutional investors who cannot, or elect not to, attend roadshow meetings in person. Yahoo! NetRoadshow has informed these underwriters that it conducts Internet roadshows in accordance with applicable no-action letters relating to Internet roadshows. In accordance with such no-action letters, an electronic version of the preliminary prospectus, identical to the copy filed with the Commission and distributed to the live attendees, is required to, and will, be made available on the website. Currently, no information regarding the Company or the offering appears on the Yahoo! NetRoadshow website.

  The Company will promptly supplement this response with information relating to (i) the availability of the prospectus on the websites of other underwriters and their affiliates and (ii) any other third party arrangements that the underwriters are putting into place as such information becomes available.

34.
We note that you will conduct a directed share program. Therefore, please provide the following information:

(a)
Tell us on a supplemental basis the approximate percentage of common stock and dollar value you plan to offer in this program.

(b)
Explain the types and number of parties that will be able to participate in the program, including identifying whether any of these parties are venture capital firms.

(c)
Provide description of the Directed Share Program and the mechanics of the offering.

(d)
Specify the party or parties that will administer the program.

(e)
Ensure that your beneficial ownership disclosure includes any shares of common stock that may be acquired within 60 days.

(f)
Discuss whether the program requires any related party transaction disclosure under Item 404 of Regulation S-K.

  (g)
  Detail the timing and nature of any communications with directed share participants that have occurred or that you plan to make.

  (h)
  Provide us with all materials sent and that you plan to send to potential direct share participants.

  (i)
  Describe in adequate detail any account funding requirements.

  We may issue additional comments.

  Response:    The Company expects to direct the offer of less than 5% of the aggregate number of shares being offered in this directed share program.

  The Company expects to designate employees, family members of employees, vendors, customers and other persons with whom the Company has an existing relationship. Such persons will not include any private equity or venture capital firms. The Company currently expects to make the program offers available to approximately 500 persons.

  UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, will administer the directed share program. The directed share program materials that the Company intends to deliver to potential purchasers will include:

  a.
  a cover letter to potential purchasers from the Company;

  b.
  a Directed Share Program Procedures guide with contact information;

  c.
  a set of frequently asked questions and answers regarding the directed share program;

  d.
  an Indication of Interest Form to be completed by potential purchasers;

  e.
  an NASD Certification Form;

  f.
  an Account Application (including a new account instruction form, a Form W-9 and a client agreement) to be completed by the potential purchaser in order to allow UBS Financial Services Inc. to open an account for the potential purchaser (a potential purchaser must have a UBS Financial Services Inc. account in order to participate in the directed share program); and

  g.
  a copy of the preliminary prospectus.

  The Company will supplementally provide a form of each of these documents, other than the preliminary prospectus, to the Staff.

  The Company and UBS Financial Services Inc. intend to adhere to the following procedures for the directed share program:

  1.
  The Company will provide to UBS Financial Services Inc. a database with each potential participant's name, address and phone number.

  2.
  A new account mailer containing the directed share program materials will be sent to each potential participant via Federal Express with a Federal Express return envelope. Please note that no directed share program materials have been sent as of the time of this response, and no directed share program materials will be sent until after a preliminary prospectus meeting the requirements of Section 10 of the Securities Act of 1933 has been prepared and filed with the Commission.

  3.
  Participants will return packages, as applicable, to express their interest.

  4.
  Any potential participant that cannot sign the NASD Certification will not be allowed to participate in the directed share program.

  5.
  Upon receipt of a package, a UBS Financial Services Inc. salesperson will call the potential participant to:

  a.
  confirm receipt of the package;

  b.
  confirm the potential participant's indication verbally and advise the potential participant of the expected pricing date and price range;

  c.
  reiterate that if UBS Financial Services Inc. is unable to confirm the potential participant's indication of interest on the night of pricing (after the registration statement is effective and before trading the morning after pricing), the potential participant will not be allocated any shares;

  d.
  review payment options and the time by which payment must be received by UBS Financial Services Inc. (UBS Financial Services Inc. does not accept funds prior to pricing and effectiveness); and

  e.
  advise the potential participant of any lock-up restrictions.

  6.
  The salesperson will update the database of potential participants to reflect that the indications have been orally confirmed.

  7.
  On the morning of pricing, the allocation amount and final indication list will be e-mailed to the Company with instructions to give UBS Financial Services Inc. final allocations after the pricing.

  8.
  On the night of pricing, after the issue is priced and effective, a UBS Financial Services Inc. salesperson will call each participant to:

  a.
  confirm his or her final allocation, price and amount due (the directed shares will be purchased at the full initial public offering price);

  b.
  ask for his or her acceptance;

  c.
  review payment options and timing; and

  d.
  discuss any lock-up restrictions.

    If a message is left, the salesperson will leave the following message: "I am calling from UBS Financial Services Inc. regarding the Basic Energy Services, Inc. directed share program. The issue was priced this evening (day, date). We must speak to you no later than 9:30 a.m. EST tomorrow to confirm your participation and pricing. If we do not speak to you by then, you will not be able to participate. Please return this call to                        ."

  9.
  On the morning after pricing, a UBS Financial Services Inc. salesperson will call those participants who were not reached the night before. By 9:00 a.m. EST, UBS Financial Services, Inc. will inform the Company of the participants who have not been contacted.

  10.
  When the issue begins trading, UBS Financial Services Inc. will review the list for completeness. If there are any participants who have not been reached, UBS Financial Services Inc. will inform the Company and the shares will be given back to UBS Securities LLC.

Basic Energy Services, Inc. Financial Statements, F1-2

General

35.
Please provide us with the comprehensive significance analysis relating to your business acquisitions for all years presented that you used to determine the financial statements and number of periods required to comply with Rule 3-05 of Regulation S-X. In the event you believe that certain acquisitions were asset purchases please demonstrate how you considered and applied Rule 11-01(d) of Regulation S-X and EITF 98-3 in your determination on a case by case basis. Please disclose and characterize any purchases of assets separately from that of your business combinations.

  Response:    An analysis of the significance of the Company's business acquisitions that was used to determine the financial statements and number of periods required to comply with Rule 3-05 of Regulation S-X is provided as Exhibit A to this letter. The acquisitions disclosed in footnote 3 to the Company's consolidated financial statements as of December 31, 2004 are all considered to be business combinations. The Company had no acquisitions that it considered to be asset purchases.

36.
We note that you have excluded certain business acquisitions from being included in disclosures required by paragraphs 51-54 of SFAS 141. Please demonstrate how you concluded this literature would not apply to these acquisitions individually and in the aggregate and provide us with your evaluation of materiality. Refer to SAB Topic 1:M. As part of your evaluation clearly quantify and describe how you considered your business acquisitions in relation to historical net income or loss.

  Response:    An analysis of the materiality of the Company's business acquisitions that was used to determine disclosure requirements is provided as Exhibit B to this letter.

37.
Please update the financial statements in the filing as required by Rule 3-12 of Regulation S-X.

  Response:    The Company has revised the disclosure to include the Company's financial information for the period ended June 30, 2005. Please read pages F1-38—F1-56 of Amendment No. 1.

Report of Independent Registered Public Accounting Firm, page F1-

38.
We note that your auditors have not issued an audit report for the historical financial statements of Basic Energy Services, Inc. Please include a signed and dated audit report in your next amendment as required by Rule 2-02(a)(2) of Regulation S-X.

  Response:    The Company is including a signed and dated audit report in Amendment No. 1 as the 5-for-1 stock split was declared on September 22, 2005 and has been effected as a stock dividend as of September 26, 2005. See page F1-1 of Amendment No. 1.

Income Statement, page F1-3

39.
Please revise your statement of operations to include gains and losses from disposal of assets as a component of operating income. Refer to SAB Topic 13, footnote 68.

  Response:    The Company has revised the consolidated statements of operations in accordance with your comments. Please read page F1-3 of Amendment No. 1.

Note 2, Summary of Significant Accounting Policies, page F1-6

Organization and Restructuring, F1-6

40.
Please expand your disclosures to provide an understanding of when your organization was formed and describe the type and number of shares of New Basic exchanged for the common and preferred stock of Historical Basic.

  Response:    The Company has expanded these disclosures as requested. Please read page F1-6 of Amendment No. 1.

Principles of Consolidation, page F1-6

41.
Please expand your disclosures to indicate the specific voting percentage and control criteria management uses to determine whether to consolidate a less than wholly owned subsidiary.

  Response:    At this time, the Company does not have any subsidiaries that are less than wholly owned. The Company will add such additional disclosure to its financial statements when it becomes relevant.

Derivative Instruments and Hedging Activities, page F1-12

42.
Disclose how you account for the ineffective portion of your cash flow hedges and where the related amounts are reflected in your financial statements.

  Response:    Footnote 2 has been revised to include the following: "Ineffective portions of a cash flow hedging derivative's change in fair value are recognized currently in earnings. Basic had no ineffectiveness related to its cash flow hedge in 2004." Please read page F1-12 of Amendment No. 1.

Note 8, Mandatorily Redeemable Preferred Stock and Stockholders' Equity, F1-27

43.
Please expand your disclosure to clarify whether the entire discount associated with the warrants issued with your Series A Preferred Stock was accreted on or before October 3, 2003. Indicate to us whether the Series A Preferred Stock had an embedded conversion feature and explain why the Series A shareholders were willing to forego the future cash redemption value.

  Response:    Footnote 8 has been revised to disclose the amount of discount that had been accreted as of the conversion date. The Series A Preferred Stock did not have an embedded conversion feature. Future cash redemption value was based on future preferred stock dividends if not paid. The preferred stockholders were willing to trade the future dividends associated with the preferred stock for the potential increase in value of common equity. The simplified equity structure also enabled the Company to refinance its credit facilities in order to finance the Company's acquisition plans. Please read page F1-28 of Amendment No. 1.

Note 11, EBITDA Contingent Warrants, page F1-31

44.
We note your disclosure in which you issued 1,149,705 contingent warrants on December 21, 2000 and on August 23, 2001. It appears that you have valued the warrants, designated as dividends, on the date of issuance although the actual declaration of the dividend was contingent on future events. Please demonstrate how your accounting is appropriate since stock dividends are typically valued in an amount equivalent to the fair value of the shares to be received on the date of declaration. Refer to paragraph 10 of ARB 43 Chapter 7 Section B. Please describe in detail under which model you valued the warrants and the assumptions used in your valuation. Please support how it is appropriate that the date of declaration is other than that of when a legal obligation to issue your common shares has occurred, if that is your view. Please cite the accounting literature providing a basis for your conclusion.

  Response:    The statement of stockholders' equity has been revised to reflect the 1,149,705 contingent warrants issued as a stock dividend in 2003, when the number of warrants to be issued was known. The value of the stock dividend recorded in 2003 was based on the estimate of the fair value of the Company's stock at that time.

45.
Please describe any variable terms associated with your warrants and how you determined the amount of compensation expense recorded.

  Response:    The contingent warrants issued to management were treated as variable awards since the ultimate amount of warrants to be issued was not known and thus the measurement date had not occurred. In 2003 the Board of Directors simply determined the number of warrants to be issued based on actual performance and other subjective criteria. The action of the Board did not accelerate the exercise of the warrants, as the terms of the warrants were that they were exercisable no later than March 31, 2003 and expired on May 1, 2003. The number of warrants issued was consistent with the 50% of potential warrants that the Company had deemed probable in 2001. Accordingly, the Company fixed the amount of compensation expense recorded related to the warrants in 2003 when the number of warrants to be issued became known. The Company believes this accounting is proper under APB No. 25.

46.
Additionally, tell us how you determined the valuation of your compensatory contingent warrants upon the modification of the warrant terms which eliminated the contingency. In this regard it is unclear how you considered the modification to accelerate the exercise of the warrants given their contingent nature prior to the modification. Please cite the authoritative literature providing support for your conclusions.

  Response:    The contingent warrants issued to management were treated as variable awards since the ultimate amount of warrants to be issued was not known and thus the measurement date had not occurred. The modification of the contingent warrants in 2003 simply fixed the number of warrants to be issued. The number of warrants issued was consistent with the 50% of potential warrants that the Company had deemed probable in 2001. Accordingly, the Company fixed the amount of compensation expense recorded related to the warrants in 2003 when the number of warrants to be issued became known. The Company believes this accounting is proper under APB No. 25.

Note 11 Commitments and Contingencies, page F1-25

47.
Where appropriate please modify your disclosure to include assessments of the likelihood of loss and obligations that are consistent with the terms used in paragraph 3 of SFAS 5.

  Response:    The Company has revised the disclosure in response to this request. Please read page F1-25 of Amendment No. 1.

Note 12 Related Party Transactions, page F1-32

48.
Please expand your disclosure to clarify the nature and relationship of the related parties. Refer to paragraph 2(a) of SFAS 57.

  Response:    The Company has revised this disclosure to reflect the transactions were with Southwest Royalties, Inc., a related party due to its beneficial ownership of the Company's common stock at the time of such transactions. Please read page F1-32 of Amendment No. 1.

Note 14 Earnings Per Share, page F1-32

49.
Please clarify how you considered your preferred stock on your computation of earnings per share. In this regard we note that you converted your preferred stock into common stock on October 3, 2003, although it is unclear whether a conversion feature was embedded in your preferred stock instruments.

  Response:    Since the Company's preferred stock did not contain a conversion feature, the preferred stock was not considered in its computation of earnings per share. Preferred stock dividends and accretion of discount were deducted in determining net income available to common stockholders.

Note 16 Business Segment Information, page F1-35

50.
We note your disclosure in which you identify "direct costs" associated with your operating segments. Because you identify assets by segment it is unclear whether depreciation has been allocated as a direct cost in arriving at your segment profit or why you have not disclosed depreciation expense by segment as required by paragraph 27 of SFAS 131.

  Response:    The Company has made corresponding changes to all affected disclosure in the notes to the consolidated financial statements to disclose depreciation and amortization expense by segment.

FESCO Holdings, Inc., Financial Statements

Report of Independent Auditors, page F2-1

51.
We note that PricewaterhouseCoopers LLP did not designate the city or state of the office which performed the audit of FESCO Holdings, Inc., on their audit report. Please have your auditors revise their report to include this information. Refer to Rule 2-02 of Regulation S-X.

  Response:    The Company has revised the disclosure in PricewaterhouseCoopers LLP's report to include the city and state of the office that performed the audit of FESCO Holdings, Inc. Please read page F2-1 of Amendment No. 1.

PWI Financial Statements

Report of Independent Auditors, page F3-1

52.
We note the audit report date referenced in KPMG's consent letter regarding PWI's financial statements is August 5, 2005 while the actual report date appears to be August 3, 2005. Please have your auditors revise their consent or audit report, as appropriate.

  Response:    The Company has had its auditors revise their consent.

Additional Oral Comments Issued by Phone

53.
Please delete "joint book-running managers" from the cover page.

  Response:    The Company has deleted the reference as requested. Please read the front and back cover pages of Amendment No. 1.

54.
Please clarify "respectively" in the second paragraph under "Industry" in the Summary.

  Response:    The Company has revised the sentence to clarify the language. Please read page 2 of Amendment No. 1.

55.
Below Table of Contents—Please eliminate any suggestion that information is accurate only as of the date of the prospectus.

  Response:    The Company believes it is usual and customary practice for a prospectus to state to the effect "This information in this document may only be accurate on the date of this document." The Company believes this statement is appropriate. The Company acknowledges to you that this statement does not limit its obligations or liabilities under Sections 10(b) and 11 under the Securities Act of 1933, and the rules promulgated thereunder, regarding the contents of a prospectus and a registration statement.

56.
Please explain "underbalanced drilling" as referenced on page 32 and elsewhere in the document.

  Response:    The Company has included an extensive discussion regarding underbalanced drilling and its related services on page 61 of Amendment No. 1.

57.
Underwriting—fourth full paragraph on page 99. Please quantify the services known if practicable.

  Response:    The Company has revised its disclosure pursuant to this request. See page 101 of Amendment No. 1.

        Please do not hesitate to call the undersigned at (713) 220-4301 with any comments or questions regarding this letter or the above-referenced Registration Statement.

Very truly yours,
/s/ David C. Buck
David C. Buck

Enclosures

cc:
Jason Wynn (Securities and Exchange Commission)
Timothy Levenberg (Securities and Exchange Commission)
Kenneth V. Huseman (Issuer)
Alan Krenek (Issuer)
Sean Rice (Goldman, Sachs & Co.)
David Cunningham (Credit Suisse First Boston)
Thomas P. Mason (Vinson & Elkins L.L.P.)
Todd Strickler (Firm)

Exhibit A

Basic Energy Services
Acquisition Significance Test
2002 Acquisitions

	Fiscal Year End Year ended 31-Dec-01
	Historical Basic	Mas Tech	CJS Pinnacle Services	Tommy's Well Service	Wester Services	B&F Services, Inc.	Advantage Services, Inc.	Closed Insignificant Combined
Income from continuing operations before income taxes	11,605	754	493	(1,680)	346	(382)	(100)	(569)
Assets	126,207	3,812	4,551	4,616	837	13,987	600	28,403
Investment	126,207	5,400	4,400	4,616	3,931	13,924	380	32,651
Historical:
Income from continuing operations before income taxes		6.5%	4.2%	-14.5%	3.0%	-3.3%	-0.9%	-4.9%
Assets		3.0%	3.6%	3.7%	0.7%	11.1%	0.5%	22.5%
Investment		4.3%	3.5%	3.7%	3.1%	11.0%	0.3%	25.9%
Significant:		NO	NO	NO	NO	NO	NO

Criteria:

Individually less than 20%, no audit required
Individually 20% to 40%, one-year audit required
Individually 40% to 50%, two-year audit required
Individually greater than 50%, three-year audit required

Combined insignificant greater that 50%, one-year audit

Basic Energy Services
Acquisition Significance Test
2003 Acquisitions

	Fiscal Year End Year ended 31-Dec-02
	Historical Basic	S & S Bulk Cement	Briscoe Oil Tools	Pennant Service Company	Graham Acidizing	Insignificant Combined	New Force Energy Services	FESCO Holdings Inc.	PWI Inc.
Income from continuing operations before income taxes	(1,717)	125	(8)	39	166	322	595	(3,841)	(3,178)
Assets	156,502	195	155	4,042	1,527	5,919	7,273	48,190	11,773
Investment	156,502	195	252	7,408	2,330	10,185	7,607	26,375	25,083
Historical:
Income from continuing operations before income taxes		-7.3%	0.5%	-2.3%	-9.6%	-18.7%	-34.7%	223.7%	185.1%
Assets		0.1%	0.1%	2.6%	1.0%	3.8%	4.6%	30.8%	7.5%
Investment		0.1%	0.2%	4.7%	1.5%	6.5%	4.9%	16.9%	16.0%
Significant:		NO	NO	NO	NO		YES A	YES B	YES C

Criteria:

Individually less than 20%, no audit required
Individually 20% to 40%, one-year audit required
Individually 40% to 50%, two-year audit required
Individually greater than 50%, three-year audit required

Combined insignificant greater that 50%, one-year audit

A
Significance test requires one-year audit. Requirement is satisfied by post-acquisition operations of acquisition from 1/03 through 12/31/04.

B
Acquisition is significant at the maximum level and 3 years of audited information is required. However, no years earlier than 2002 (Basic's earliest year presented) are required in the S-1.

C
Acquisition is significant at the maximum level and 3 years of audited information is required. However, since revenues were less than $25 million, the requirement is reduced to 2 years. This requirement was satisfied by the inclusion of the audited 9 months ending 9/30/03 of PWI and the post acquisition operating results of PWI from 10/03 through 12/31/04.

Basic Energy Services
Acquisition Significance Test
2004 Acquisitions

	Fiscal Year End Year ended 31-Dec-03
	Historical Basic	Action Trucking	Rollings Plains	Perry's Pump Service	Lone Tree Construction	Hayes Services	Western Oil Well	Summit Energy	Energy Air Drilling	AWS Wireline	Closed Insignificant Combined
Income from continuing operations before income taxes	6,524	50	69	302	20	372	127	65	780	411	2,145
Assets	302,653	821	1,659	755	118	1,595	288	639	2,466	1,858	10,199
Investment	302,653	821	5,489	1,379	118	1,595	1,496	647	9,060	4,254	24,859
Historical:
Income from continuing operations before income taxes		0.8%	1.1%	4.6%	0.3%	5.7%	1.9%	1.0%	12.0%	6.3%	32.9%
Assets		0.3%	0.5%	0.2%	0.0%	0.5%	0.1%	0.2%	0.8%	0.6%	3.4%
Investment		0.3%	1.8%	0.5%	0.0%	0.5%	0.5%	0.2%	3.0%	1.4%	8.2%
Significant:		NO	NO	NO	NO	NO	NO	NO	NO	NO

Criteria:

Individually less than 20%, no audit required
Individually 20% to 40%, one-year audit required
Individually 40% to 50%, two-year audit required
Individually greater than 50%, three-year audit required

Combined insignificant greater that 50%, one-year audit

Basic Energy Services
Acquisition Significance Test
2005 Acquisitions

	Fiscal Year End Year ended 31-Dec-04
	Historical Basic	Premier Vacuum	R & R HotOil	Mark's Well Service	Spencer Specialities	Max-Line	MD Well Service	Closed Insignificant Combined
Income from continuing operations before income taxes	20,916	386	128	31	66	242	762	1,615
Assets	367,601	1,286	464	227	410	344	2,333	5,064
Investment	367,601	1,009	2,117	579	621	1,506	6,004	11,836
Historical:
Income from continuing operations before income taxes		1.8%	0.6%	0.1%	0.3%	1.2%	3.6%	7.7%
Assets		0.3%	0.1%	0.1%	0.1%	0.1%	0.6%	1.4%
Investment		0.3%	0.6%	0.2%	0.2%	0.4%	1.6%	3.2%
Significant:		NO	NO	NO	NO	NO	NO

Criteria:

Individually less than 20%, no audit required
Individually 20% to 40%, one-year audit required
Individually 40% to 50%, two-year audit required
Individually greater than 50%, three-year audit required

Combined insignificant greater that 50%, one-year audit

Exhibit B

Basic Energy Services
Acquisition Disclosures
2002 Acquisitions

	Fiscal Year End Year ended 31-Dec-02					Individually Disclosed in Financial Statements
	Historical Basic	CJS Pinnacle Services	Wester Services	Advantage Services, Inc.	Insignificant Combined	Mas Tech	Tommy's Well Service	B&F Services, Inc.
Net Income from continuing operations before income taxes	(1,717)	58	165	(77)	146	56	(203)	(382)
Total Assets	156,502				—
Total Cash Paid (net of cash acquired)		3,904	3,931	380	8,215	5,408	4,416	13,036
Percentage of Total Cash Paid (net of cash acquired) to Total Assets		2.49%	2.51%	0.2%	5.2%	3.5%	2.8%	8.3%
Percentage of income from acquisition to Basic net Income		-3.38%	-9.61%	4.47%	-8.52%	-3.25%	11.80%	22.25%

Basic Energy Services
Acquisition Disclosures
2003 Acquisitions

	Fiscal Year End Year ended 31-Dec-03						Individually Disclosed in Financial Statements
	Historical Basic	S & S Bulk Cement	Briscoe Oil Tools	Pennant Service Company	Graham Acidizing	Insignificant Combined	New Force Energy Services	FESCO Holdings Inc.	PWI Inc.
Net Income from continuing operations before income taxes	6,524	36	(4)	26	218	277	42	(3,899)	(251)
Total Assets	302,653
Total Cash Paid (net of cash acquired)		195	260	7,387	2,181	10,023	7,665	19,093	25,104
Percentage of Total Cash Paid (net of cash acquired) to Total Assets		0.1%	0.1%	2.4%	0.7%	3.3%	2.53%	6.3%	8.3%
Percentage of income from acquisition to Basic net Income		0.56%	-0.05%	0.40%	3.34%	4.24%	0.65%	-59.76%	-3.84%

Basic Energy Services
Acquisition Disclosures
2004 Acquisitions

	Fiscal Year End Year ended 31-Dec-04
	Historical Basic	Action Trucking	Rollings Plains	Perry's Pump Service	Lone Tree Construction	Hayes Services	Western Oil Well	Summit Energy	Energy Air Drilling	AWS Wireline	Insignificant Combined
Net Income from continuing operations before income taxes	20,916	(26)	28	14	9	118	19	55	383	612	1,213
Total Assets	367,601
Total Cash Paid (net of cash acquired)		821	3,022	1,379	211	1,595	854	647	6,500	4,255	19,284
Percentage of Total Cash Paid (net of cash acquired) to Total Assets		0.2%	0.8%	0.4%	0.1%	0.4%	0.2%	0.2%	1.8%	1.2%	5.2%
Percentage of income from acquisition to Basic net Income		-0.13%	0.14%	0.06%	0.05%	0.57%	0.09%	0.26%	1.83%	2.93%	5.80%

Basic Energy Services
Acquisition Disclosures
2005 Acquisitions

	Fiscal Year End Year ended 30-Jun-05
	Historical Basic	Premier Vacuum	R & R HotOil	Mark's Well Service	Spencer Specialities	Max-Line	MD Well Service	Insignificant Combined
Net Income from continuing operations before income taxes	16,548	29	1	5	7	78	75	194
Total Assets	406,910
Total Cash Paid (net of cash acquired)		1,009	1,702	579	619	1,498	4,478	9,885
Percentage of Total Cash Paid (net of cash acquired) to Total Assets		0.25%	0.42%	0.14%	0.15%	0.37%	1.10%	2.4%
Percentage of income from acquisition to Basic net Income		0.01%	0.00%	0.00%	0.00%	0.02%	0.02%	0.0%